                             SEC FILE NUMBER 0-21782


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of December 2003
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                       FLETCHER CHALLENGE FORESTS LIMITED
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                (Translation of Registrant's Name Into English)


            8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                   (Address of Principal Executive Offices)


      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F  A    Form 40-F
               -----

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes       No  A
         -----    -----

      (If "Yes is marked indicate below the file number assigned to the registrant in connection with
      Rule 12g3-2(b): 82-     .)
                         -----

      THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728) OF
      FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 12 December 2003                   FLETCHER CHALLENGE FORESTS LIMITED
                                        ----------------------------------


                                        /s/ P M GILLARD
                                        P M GILLARD
                                        SECRETARY
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(FLETCHER CHALLENGE FORESTS LOGO)

                                 (NEWS RELEASE)

        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).


                  FLETCHER CHALLENGE FORESTS CLARIFIES POSITION


Auckland, 12 December, 2003 - Fletcher Challenge Forests said this morning that it was not announcing a sale of its forest assets today, as suggested by the National Business Review in an article published today.

The Company will make an announcement once a sale has been concluded.


Ends

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TO:            BUSINESS EDITOR          From:          Paul Gillard
                                        Company Secretary & General Counsel
Fax/Email:     AUTO                     FLETCHER CHALLENGE FORESTS LTD

                                        Telephone:     64-9-571 9846
                                        Fax:           64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.

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